Filed by Bowater Incorporated

Commission File No. 1-8712

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6(b)

Under the Securities Exchange Act of 1934

Subject Company: AbitibiBowater Inc.

Commission File No. 333-141428

BOWATER INCORPORATED

55 East Camperdown Way

Greenville, South Carolina 29601

July 12, 2007

Dear Fellow Stockholder:

We have previously sent to you proxy material for the Annual Meeting of Bowater Incorporated stockholders, to be held on July 26, 2007. Your Board of Directors unanimously recommends that stockholders vote FOR the proposed merger with Abitibi-Consolidated Inc., and FOR the other items on the agenda.

Approval of the merger requires the affirmative vote of a majority of the total voting power of all outstanding shares of Bowater common stock and Bowater special voting stock. Your vote is important, no matter how many or how few shares you may own. Whether or not you have already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Ronald T. Lindsay
Secretary

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in

voting your shares, please call:

For Holders in the United States

INNISFREE M&A INCORPORATED toll-free, at:

1-877-825-8730 (English)

1-877-825-8777 (French)

For Holders in Canada and All Other Countries

KINGSDALE SHAREHOLDER SERVICES INC.

toll-free at: 1-866-639-7993

YOUR VOTE IS IMPORTANT AUTHORIZE YOUR PROXY BY INTERNET / TELEPHONE 24 HOURS A DAY, 7 DAYS A WEEK

INTERNET		TELEPHONE		MAIL

https://www.proxypush.com/bow		1-866-509-1053

• Go to the website address listed above. • Have your proxy card ready. • Follow the simple instructions that appear on your computer screen.	OR	• Use any touch-tone telephone. • Have your proxy card ready. • Follow the simple recorded instructions.	OR	• Mark, sign and date your proxy card. • Detach your proxy card. • Return your proxy card in the postage-paid envelope provided.

Your telephone or Internet vote must be received by 5:00 p.m. Eastern Time on July 25, 2007 in order to be counted in the final tabulation.

To vote, follow the prompts when you vote by telephone or over the Internet or check the appropriate box located on the reverse side of this proxy card if you vote by mail.

☐	Ú DETACH PROXY CARD HERE Ú

To Vote by Mail Sign, Date and Return this Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes MUST be indicated by (x) in black or blue ink.

The Board of Directors recommends a vote “FOR” Proposals 1, 2 and 3.
	FOR	AGAINST	ABSTAIN

1. Proposal to approve the Combination Agreement and the Merger	☐	☐	☐	2.	Proposal to elect three directors, each for a term of three years	FOR all Nominees Listed Below	☐	WITHHOLD Authority (To vote for all nominees listed below)	☐	EXCEPTIONS* (As indicated to the contrary below)	☐

Nominees: Arthur R. Sawchuk; Richard B. Evans; Gordon D. Giffin

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box and write that nominee’s name in the space provided below.)

*Exceptions _______________________
									FOR	AGAINST	ABSTAIN

				3.	Proposal to ratify the appointment of KPMG LLP as the independent registered public accounting firm for the 2007 fiscal year				☐	☐	☐

				4.	To transact such other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

To include any comments, please mark this box.	☐

To change your address, please mark this box.	☐

S C A N L I N E

(Signature should conform exactly to name shown on this proxy card. Executors, administrators, guardians, trustees, attorneys and officers signing for corporations should give full title.)
______ _______________________ ___________________
Date Share Owner sign here Co-Owner sign here

P R O X Y	BOWATER INCORPORATED Proxy Solicited on Behalf of the Board of Directors of the Company for the Annual Meeting to be held July 26, 2007

The undersigned appoints David J. Paterson and William G. Harvey, or either one of them, each with full power of substitution, as proxies for the undersigned, to vote all of the shares of common stock of Bowater Incorporated held of record by the undersigned on June 8, 2007, at the annual meeting of stockholders to be held July 26, 2007, and any adjournment or postponement thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, the proxyholders will vote this proxy FOR Proposal 1, FOR Proposal 2 and FOR Proposal 3. Proxyholders will vote, in their discretion, upon any other business that may properly come before the annual meeting and any adjournment or postponement thereof.

Comments or Change of Address

BOWATER INCORPORATED P.O. BOX 11380 NEW YORK, N.Y. 10203-0380

(If you have written in the above space, please mark the corresponding box on the reverse side of this card.)

You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors’ recommendations.

SEE REVERSE SIDE

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed and the Securities and Exchange Commission (SEC) has declared effective a registration statement on Form S-4, which includes a definitive proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the definitive proxy statement/prospectus/management information circular, because it contains important information. Shareholders can obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that are incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in the Annual Information Form for the year ended December 31, 2006 filed on SEDAR by Abitibi-Consolidated on March 15, 2007 (which was filed on Form 40-F with the SEC by Abitibi-Consolidated on March 15, 2007), and the management proxy circular with respect to Abitibi-Consolidated’s 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007 (which was filed with the SEC on April 5, 2007 on Form 6-K). Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007, as amended by Amendment No. 1 on Form 10-K/A filed on April 30, 2007, and in the definitive proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended, and which was filed with the SEC by Bowater on June 25, 2007 under cover of Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus/management information circular filed with the SEC and other relevant materials to be filed with the SEC and the Canadian securities regulatory authorities when they become available.